UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VENATOR MATERIALS PLC COMPLETES DIVESTITURE OF IRON OXIDE BUSINESS

On April 3, 2023, Venator Material PLC (“Venator”) issued a press release announcing the completion of the divestiture of its Iron Oxide business to Cathay Industries (the “Iron Oxide Sale”). A copy of the press release is furnished herewith as Exhibit 99.1.

ENTRY INTO MATERIAL DEFINITIVE AGREEMENT

On March 30, 2023, Venator and certain of its wholly-owned subsidiaries entered into Amendment No. 1 to the Amended and Restated Revolving Credit Agreement (the “Amendment”), which amended that certain Amendment and Restatement Agreement, dated as of October 15, 2021, by and among Venator, the borrowers and guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, swingline lender and collateral agent (as previously amended, restated, amended and restated, supplemented or otherwise modified, the “Existing ABL Credit Agreement”, and as amended by the Amendment, the “ABL Credit Agreement”). The Amendment was entered into to permit the consummation of the Iron Oxide Sale and amend certain provisions of the Existing ABL Credit Agreement, including the replacement of the LIBOR-based reference interest rate with a reference rate based on the Secured Overnight Financing Rate.

The foregoing does not constitute a complete summary of the terms of the Amendment. The description of the terms of the Amendment is qualified in its entirety by reference to such agreement, attached hereto as Exhibit 10.1 and incorporated herein by reference.

Number	Description of Exhibits

10.1	Amendment No. 1 to the Amended and Restated Revolving Credit Agreement, dated March 30, 2023, by and among Venator Materials PLC, the borrowers and guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, swingline lender and collateral agent, which amends that certain Amendment and Restatement Agreement, dated as of October 15, 2021.
99.1	Press Release dated April 3, 2023 regarding Completion of Divestiture of Iron Oxide Business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Name: Sean Pettey
Tile: Assistant Secretary

Dated: April 3, 2023

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